UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is hereby incorporated by reference in the registration statements of BitFuFu Inc. on Form F-3 (No. 333-278207, No. 333-286356, No. 333-288554, and No. 333-291353) and Form S-8 (No. 333-282033 and No. 333-287741), to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - BitFuFu Reports Unaudited Second Quarter 2026 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: August 17, 2026	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chairman of Board of Directors and Chief Executive Officer

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